Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

In connection with the previously announced business combination between Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”), the following is a transcript of an interview of James Richmond, Executive Chairman and Chief Executive Officer of e2 conducted on February 13, 2025, with Tom White of the Schwab Network which is being filed herewith as soliciting material and can be found published on https://schwabnetwork.com/video/e2companies-ceo-on-energy-efficiency-with-a-i-.

e2Companies

e2Companies CEO on Energy Efficiency With A.I.

Thursday, February 13, 2025

CORPORATE PARTICIPANTS

Tom White - Schwab Network

James Richmond - CEO e2Companies

e2Companies

Thursday, February 13, 2025

PRESENTATION

Tom White

Now, let's bring in our next guest. And that's going to be James Richmond, Executive Chairman and CEO of e2Companies. Welcome to the show, James.

James Richmond

Hi, Tom. Nice to see you.

Tom White

Nice seeing you too. e2Companies, break it down for our viewers here a little bit. You guys are in the energy space. You're about to go public later this year with the help of Nabors Energy. I mean, give us just a breakdown of what your company does.

James Richmond

Well, we effectively call ourselves a virtual utility. And what we're doing is kind of think about adaptive cruise control on a vehicle, right? Your car goes down the road, great. You can drive it on your own, but you put on adaptive cruise control and it just kind of takes over for you. That's essentially what our product, the ready product and the virtual utility is. We basically make the grid more efficient. The future gains on the grid, in my belief, is going to come from the demand side, which is the customer side of the meter. The utilities have hit the crossover point of $0.12, which means you can produce power behind the meter as cheap or as effective and probably with better reliability in many locations, then your actual utility can do it.

Tom White

When you look at this space, it's antiquated, to say the least. As you guys bring new technologies into this space, I mean, are you guys more of a backup generator type of environment? The energy needs that a lot of AI, a lot of manufacturing is continuing to rise at this point, so where is the inflection point for you guys moving forward, where you can find your niche within this space?

James Richmond

So, the inflection point for us is to actually be exactly what the utility does for you. So, from a utility standpoint, everything the utility can do, we can do behind the meter. And we just reached the point with pricing on the grid, where, from a parity standpoint, you're as effective to do that. With the demand markets and the way that's played, capacity reserves and capacity pricing, real time pricing, you can actually put a device in. We eliminate the interconnection agreement, which is what the new technology that we're bringing to the table is doing.

So, by eliminating interconnection agreement, you'll see a lot of reports about five to 10 years to get an interconnection. When we put our product behind the meter now, we don't need an interconnection agreement because we have our virtual utility running there in sync without being connected to the grid. So that's why we really are just in this, like I said, the adaptive cruise control mode, and it gives you choice now.

You have choice of if you want to have wind, if you want to have solar, if you want to have natural gas engines, turbines. Whatever your choice is that you want, we could put it there and run it when it makes sense and when it's time to do it.

e2Companies

Thursday, February 13, 2025

Tom White

When you look at the energy needs that are going to be there moving forward, we've got all these companies investing in the nuclear option at this point, and I mentioned the antiquated grid system that we have now. So basically, what your company can do is go on top of or work with the existing utility, but moving forward, are there input costs that you guys have that fluctuate on a daily or weekly or monthly basis that sets the tone for what your opportunities are?

James Richmond

Yeah. So, we have an AI system that we're putting all the information into, right? So, we're taking the instance of Nabors. We took a couple million lines of information on a drill rig, and we ran what the load simulation looks like for 45 days on a drilling rig. From that information, we reduced the amount of power generation 50%. We reduced the Co2 50% and probably reduced the fuel cost by more than 30% as well. So, when you take all those constituents into place, it really starts formulating.

This is not just in an oil rig. This is any building, any manufacturer. And we don't need the utility to be there. We can actually be there before the utility. Let the utility catch up to us. When 70% of this infrastructure in the US is essentially an end of life, or close to end of life, there's a big need to get stuff out behind the meter, because the utilities, with the process of tariffs, of public utility commissions and approval processes, to get rate increases, they're just not going to get there fast enough. And nuclear is a 10 year out option. If you started today, you might be able to do that faster with the current administration, but reality is we're going to run out of power faster than you can believe it when you start adding all the pressures on the grid that we have today with AI.

Tom White

Yeah, the resiliency, reliability in the utility sector has been a question for a long time here moving forward. But when you look at this, if you look at it from the ESG aspect of this, is this an actual making things a little bit more efficient for the companies that you provide these services for?

James Richmond

Yeah, and residential is probably the easiest way to look at this. You use about six amps of power, and you have 200 to 400 amps on your house, so you're about 3% efficient of running power from the grid to your house. You could literally ask for 1/5 or less of the power from the grid to power your house, put in new technology at your house. And I'm just using that because this is an easy example, and all that infrastructure need goes away on the grid.

You could use the existing infrastructure, all the wires and everything that are out there to supply the loads, if you just take this demand side, which I equate to what the cellular industry did years ago, right? We had the Telephone Act that came out. Maybe Donald Trump will do the Utility Act, where we can actually do things behind the meter to give that independence, to get the investment going behind the meter where the future will lie.

Tom White

When you look at this, your expectations are to go public with the help of Nabors in Q3 of this year. Are there any competitive pressures out there in this space? Or is this something that investors need to look at moving forward for maybe more resiliency and efficiency in that sector?

e2Companies

Thursday, February 13, 2025

James Richmond

The pressures are really on the traditional business model, which is a linear system, right? You have power generation, transmission, distribution, a meter, and a customer, and that's really the system that needs to go away. Thomas Edison warned us of this 140 years ago, that distributed energy, distributed resources is the way to go. And to do that, you really need a lot of stuff behind the meter. That is real distributed generation.

And so, the pressures are going to be from the traditional guys, the Siemens, ABBs, Caterpillars, and utilities themselves, of trying to keep the historic model of how they do business running, because it's a big machine that runs. And when you want to change a big machine, it takes a long time. And I think the opportunity is going to be in companies like us, because we can put together pro formas today and justify our product with better resiliency, better reliability, better ESG numbers, all without the help of the utility, or integrate the utility in and make it a more robust system for everyone. Because if not, we're going to have an energy economy that will lead people behind.

Tom White

Yep. I keep on hearing that theme, moving forward, that we're not going to have enough energy. When you look at the industries that this is going to be viable for, is it across every spectrum, from oil fields to AI to residential?

James Richmond

Yeah. I think ultimately there will be a residential component. We, today, don't have a residential component. We really start at large, commercial, industrial, and up through large data centers, but I do believe if you can get a residential package in the under $10,000 range, I'm not sure what the utilities would be providing to our residents any longer, and I think that's out there. I think we're five years away from it, maybe, but I think that we may work on something like that ourselves in the future.

Tom White

All right. Great discussion, James, and looking forward to you guys going public, but hopefully we can have you back on here to discuss this a little bit further. Have a great day.

James Richmond

Great. Thank you.

James Richmond

All right. That's James Richmond, Executive Chairman, CEO of e2Companies.

e2Companies

Thursday, February 13, 2025

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”) will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions , the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.